September 28, 2006

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Philip Cox
Chief Executive Officer
International Power PLC
Senator House
85 Queen Victoria Street
London EC4V 4DP, United Kingdom

Re: Form 20-F for the year ended December 31, 2005
          Filed June 30, 2006
          File No. 1-13644

Dear Mr. Cox:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Please provide a
written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. Please be as detailed as
necessary in your explanation.   After reviewing this information, we may or may not
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Trading Performance, page 31

1. For each one of your geographic segments, you describe the major components that caused the revenue variance but it is unclear to what extent each component affected such variance between years. Please provide a discussion that describes the extent to which each variance is attributable to changes in price and changes in volumes being sold. Quantification of the changes should be precise, including disclosure of the quantity of energy sold and the average sale price. Future disclosures should be expanded to include the impact of weather. Please also quantify revenue from capacity contracts separately.

2. We note that your discussion of changes in operating expenses addresses the major components of variances but you do not quantify the amount of each component.   While we expect that the selling price of power generally tracks with changes in your fuel costs, we assume that your spark spreads vary between periods. Therefore, please discuss the nature and quantify the amount of spark spreads, if material, and the specific factors driving those changes in future filings.

3. We note that you have presented various non-GAAP measures which exclude "exceptional items" throughout your operating and financial review discussion. Please revise your disclosure to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with IFRS wherever your non-GAAP measures are presented. In this regard, we would expect a reconciliation to the measures presented under "effective tax rate and interest coverage ratio (pre-exceptional items)" and "net interest" on page 39 of your document. This comment similarly applies to your presentation of "free cash flow" and net debt" presented in your discussion under Liquidity on page 39 of your document.

Controls and Procedures, page 68

4. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report."   Please revise future filings accordingly.

Consolidated Income Statement, page F-4

5. Please tell us the basis under IFRS for your presentation of the "excluding exceptional items" column in your consolidated income statement. All of the items in this column appear to be non-GAAP measures which, unless required or expressly permitted under IFRS, would be prohibited by Item 10(e) of Regulation S-K.

Note 27. Loans and Bonds, page F-44

6. Please further describe for us the circumstances leading up to your cancellation of the put option related to the 3.75% convertible notes due 2023. In this regard, please tell us what, if any, consideration was given up to the holders of the notes for the put cancellation. We note that under US GAAP, you continue to treat the conversion option as a derivative liability. Please cite the appropriate US GAAP literature that you relied upon for your classification prior to and after the cancellation of the put option.

Note 44. Financial Information prepared under US GAAP, page F-80

Effect on net income of significant differences between Adopted IFRS and US GAAP, page F-81

7. In future filings please include a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share to the extent there is a difference between US GAAP and IFRS. In this regard, we note that the numerator used in the diluted per share computation for US GAAP appears to differ from the numerator of the diluted per share computation under IFRS.

g) Derivatives, page F-86

8. Please tell us your accounting treatment for payments on or receipts from interest rate swap agreements designated as cash flow hedges where interest expense attributable to the underlying debt has been capitalized. Please detail for us the capitalization policy associated with the payments or receipts on such interest rate swaps and the period(s) in which such payments or receipts impact earnings. Refer to EITF 99-9.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief